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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025.

Commission File Number 001-41670

Apollomics, Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Press Releases

On September 22, 2025, Apollomics Inc. (“Apollomics” or the “Company”) issued a press release announcing its receipt of a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) indicating that unless the Company requests an appeal, Nasdaq will delist the Company’s securities under Nasdaq Listing Rule 5101 based on the Staff’s belief that Apollomics is now only a “public shell”. As discussed in greater detail in the press release, the Company disagrees with the Staff and will appeal. The press release also provides certain updates with respect to the Company’s ongoing operations.

On September 25, 2025, Apollomics issued another press release announcing its completion of the filing of its application on September 23, 2025 to appeal the delisting notification it had earlier received from the Staff of Nasdaq. Additionally, Apollomics announced that in connection with the Writ and Statement of Claim issued in the Grand Court of the Cayman Islands by one investment manager for two minority investors in the Company dated July 22, 2024 (the “Cayman Litigation”), the Grand Court of the Cayman Islands has issued a consent order via consent of all parties that all further steps in these proceedings of the Cayman Litigation are stayed from and after September 12, 2025, until further order from such court.

The press releases are attached here as Exhibit 99.1 and 99.2.

EXHIBITS

Exhibit No.	Description

99.1	Press Release - Apollomics Announces Receipt of Delisting Determination Letter from Nasdaq

99.2	Press Release - Apollomics Announces Completion of Filing of Appeal of Nasdaq Delisting Order

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Lin
Date September 25, 2025
(Signature)*

Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

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